Mail Stop 4-6
								December 9, 2004

Gary Musselman
President
Pacel Corporation
10108 Industrial Drive
Prineville, NC  28134

Re:	Pacel Corporation
  	Amendment No. 1 to Preliminary Schedule 14C
	File No. 1-15647

Dear Mr. Musselman:

      We have reviewed your responses and have the following comments.
General
1. We note that the change in domicile is occurring simultaneously with the creation of a new organizational structure in which the shareholders of the former corporation will after the transaction hold shares in the newly structure Nevada corporation. The shareholder action requested with respect to the change in domicile merger is an offer and sale of securities under Rule 145. It appears that paragraph (a)(2) of Rule 145 may not be applicable to your change of domicile merger, as the transaction is not solely a domicile change. As an exemption from the registration requirements does not appear to be available, we believe that the change of domicile merger should have been registered using Form S-4. It is unclear therefore how filing the proxy statement prior to filing a registration statement is consistent with Section 5 of the Securities
Act. In preparing any response to this letter, ensure that the responsive filing appropriately addresses the consequences of initiating the offer of shares prior to filing the registration statement.

Action 3:  Change of corporate domicile to Nevada
2. Regarding the reasons you list for recommending the change in domicile on Page 5, you state that "there is greater flexibility in the management of corporate affairs" under Nevada law. Please expand the disclosure to identify the specific provisions management considered significant in the decision to change domicile from Virginia to Nevada. Include in the discussion the ways in which the provisions enhance management flexibility. What are the potential adverse effects on independent shareholders of this additional flexibility?
3. The revised disclosure regarding the material differences between the two bodies of law at issue does not appear to be complete.
Are
there no material differences between either the corporation statutes of Virginia and Nevada or between the certificates of incorporation of the two companies? We note, for example, that Virginia requires the consent of two-thirds of shareholders entitled to vote regarding the sale of substantially all of a company`s assets and for actions taken without a meeting whereas Nevada corporation law requires consent by a majority of stockholders in both instances. Are there material differences that should be discussed regarding, e.g., establishing a quorum, who can call a meeting of the board of directors or special meeting of shareholders, when dividends are payable, or the ability to inspect the company`s records, and the like? Please ensure that you have thoroughly examined the corporation laws of Nevada and Virginia and provide a materially complete discussion comparing the material differences relating to stockholder rights and corporate governance matters.

Action 4:  Approval of Empoyment Agreements
4. Please disclose in the proxy statement the legal consequences of approval or non-approval of this proposal on shareholders in the information statement. What would be the effect of an unfavorable vote under 13.1-691 of the Virginia Stock Corporation Act?

	Except for above-cited matters, we have not and do not intend to conduct any review of the information statement. In view of our limited review, all persons who are by statute responsible for the adequacy and accuracy of the filing are urged to be certain that all information required pursuant to the Securities Act of 1933 has been included.

      Please direct any questions you may have to Maryse Mills-Apenteng at (202) 942-1861 or, in her absence, you may contact the undersigned at (202) 942-1818. If you still require further assistance, please contact Barbara C. Jacobs at 202-042-1800.

							Sincerely,



							Mark P. Shuman
							Branch Chief - Legal

cc:  	Via facsimile:  503-227-2980
      Robert Laskowski, Esq.
      520 SW Yamhill Street, Suite 600
      Portland, OR  97204